Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 2, 2015	NR 16 - 2015

Avrupa Minerals Featured on BNN

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the Company will be featured on BNN on Sunday October 4, 2015 on its National TV, BTV-Business Television.  In the short presentation, Paul Kuhn, President and CEO of Avrupa, discusses the recent discovery at the Slivovo project in Kosovo and the Company’s successful “Prospect Generator” business model.

BTV, a half-hour weekly business news program, profiles emerging companies across the US and Canada to bring investors information for their portfolios.  With Host Taylor Thoen, BTV features companies at their location, interviews the company's key executives, and features their business.

BTV BROADCAST TIMES:
CANADA: BNN – Sunday, Oct 4 @ 8:00pm EST
Bell Express Vu - Sunday, Oct 4 @ 8:00pm EST

Air Canada Seatback TV – Oct/Nov 2015

U.S. National:
Biz Television Network - Mon. Oct 5 @ 12:00am EST, Thurs. Oct 8 @ 10:00pm EST, Fri. Oct 9 @ 1:00am EST and Sun Oct 11 @ 8:30am, & 9:00pm EST

The BTV broadcast can also be viewed online directly from the Avrupa website at www.avrupaminerals.com

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading other precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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